File No. 82-34885

Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Tel 441-296-9150
Fax 441-296-9152
Email group@aleagroup.com

RECEIVED
2008 DEC 17 A 3:48
OFFICE OF INTERNATIONAL CORPORATE FINANCE

VIA FEDERAL EXPRESS

December 17, 2008

Alea

SUPPL

US Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

Re: Alea Group Holdings (Bermuda) Ltd. (the "Company"), File No. 82-34885
Information to be provided pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act")

Ladies and Gentlemen:

In accordance with the Company's exemption under Rule 12g3-2(b) under the Exchange Act, enclosed please find the following information that the Company, since July 1, 2008, the date of the Company's last filing with the Commission under Rule 12g3-2(b), (i) has made or is required to make public pursuant to the laws of Bermuda; (ii) has filed or is required to file with the UKLA or LSE (and is made public thereby); or (iii) has distributed or is required to distribute to its security holders:

1. Press releases filed through the Regulatory News Service of the London Stock Exchange since July 1, 2008.

Please do not hesitate to contact me if you should have any questions regarding the enclosed documents.

Sincerely,

George P. Judd
Senior Vice President, Group General Counsel and Secretary

Enclosures

08006270

PROCESSED
DEC 22 2008
THOMSON REUTERS

12/18

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	07:00 16-Dec-08
Number	1891K07

RNS Number : 1891K
Alea Group Holdings(Bermuda) Ltd
16 December 2008

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS.*

To: The *FSA*

Date: 16 December 2008

Name of *applicant*:	ALEA GROUP HOLDINGS (BERMUDA) LTD.
Name of scheme:	1. 2002 Stock Purchase & Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company 4. Shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants of Restricted Stock Units.

Period of return:	From:	17 June 2008	To:	16 December 2008
Balance of unallotted securities under scheme(s) from previous return:		1. 6,573,568 2. 20,223 3. 464,340 4. 19,629		
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		1. 0 2. 0 3. 0 4. 421,941		
Less: Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G):		1. 0 2. 0 3. 0 4. 0		
Equals: Balance under scheme (s) not yet issued/allotted at end of period:		1. 6,573,568 2. 20,223 3. 464,340 4. 441,570		

Name of contact:	George P. Judd
Telephone number of contact:	001-860-258-7550

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Alea Group Holdings (Bermuda) Ltd
TIDM	ALEA
Headline	Block Listing
Released	07:00 09-Dec-08
Number	7587J07

RNS Number : 7587J
Alea Group Holdings(Bermuda) Ltd
09 December 2008

Alea Group Holdings (Bermuda) Ltd.
9 December 2008

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")

Block Listing

Applications have today been made to the London Stock Exchange and the UK Listing Authority for a block listing of up to 421,941 common shares of $0.01 each in Alea Group Holdings (Bermuda) Ltd. to trade on the London Stock Exchange and to be admitted to the Official List upon issue.

These applications have been made in respect of 421,941 shares that fall to be issued under the Alea Group Executive Option and Stock Plan pursuant to grants

of Restricted Stock Units.

These shares when issued will rank pari passu in all respects with the existing
issued common shares of the Company.

Enquiries :

George P. Judd
Alea Group Holdings (Bermuda) Ltd.
001 860 258 7550

This information is provided by RNS
The company news service from the London Stock Exchange

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File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Interim Management Statement
Released	07:00 19-Nov-08
Number	4351I07

RNS Number : 4351I
Alea Group Holdings(Bermuda) Ltd
19 November 2008

19 November 2008

Alea Group Holdings (Bermuda) Ltd
Interim Management Statement

HAMILTON, Bermuda - Alea Group Holdings (Bermuda) Ltd. ('Alea' or 'the Group') issues its interim management statement for the period from 1 July 2008 to today's date.

Performance during the period
Reported insurance and reinsurance claims to date are generally in line with our current reserving assumptions as Alea continues the orderly run-off of its balance sheet.

Operating expenses to date are generally in line with expectations. Alea continues to seek ways to efficiently scale its operating costs in line with movements in its total liabilities and assets. In this connection, the Group recently entered into an outsourcing agreement with Paragon Strategic Solutions to provide the Group's operating companies with back-office accounting services, worldwide. The Group will incur restructuring expenses due to the outsourcing implementation which

will impact net income for the 2008 calendar year. Savings resulting from increased efficiencies from this arrangement are expected to be realized in 2009 and onwards.

Current market dislocations have created an opportunity to purchase highly-rated mortgage backed securities at significant discounts to face value, providing, in our view, the potential for higher yields and risk adjusted returns than similarly rated securities.

The nature of Alea's run-off operations coupled with its long-tail liabilities allows the Group to pursue a buy and hold investment strategy that can include an element of long-term securities that may experience some price volatility. Accordingly, as first noted in the Interim Management Statement of 19 May 2008, the Group has increased its asset weighting in non-agency US mortgage-backed securities.

Our investment guidelines require that all non-agency US mortgage-backed securities are rated AAA by at least 2 rating agencies at purchase unless otherwise specifically approved and do not permit acquisition of the securities of a particular issuer in excess of 5% of invested assets of any of our operating legal entities at the time of investment. At acquisition, non-agency US mortgage-backed securities are priced to an expected average weighted book yield of 13% to maturity.

Ratings of certain specific securities within our non-agency US mortgage-backed portfolio have shown some deterioration since purchase, however the weighted average quality of our non-agency US mortgage-backed portfolio is AA and our entire investment portfolio remains within our overall weighted average investment guidelines of AA.

There has been continued price volatility in the non-agency US mortgage-backed securities market through the period and in some cases market activity has slowed or ceased altogether. As we anticipate holding these assets for the foreseeable future, we consider the current mark-to-market effect to be temporary in nature. In this connection, in October 2008, the EU endorsed amendments to IAS 39 and IFRS 7, "Reclassification of Financial Assets," which permit Alea to reclassify certain investments from available for sale to loans and receivables where there is a clear intent and ability to hold for the foreseeable future or to maturity. The subject investments must also meet the definition of loans and receivables at the date of reclassification. In accordance with these amendments, with effect from 1 July 2008, Alea reclassified its entire portfolio of non-agency US mortgage-backed securities out of investments available for sale, and into loans and receivables. As of 1 July 2008, the reclassified investments had an amortized cost of $377 million and an approximate value of $347 million. The loss position is expected to be amortized over the life of the instruments using the effective interest method.

Alea will provide further detail regarding its investments, including its holdings of non-agency US mortgage-backed securities at year end 2008, in its Annual Report for 2008.

Other significant events in the period

During the period, the Group announced that Mr Gregory Share had tendered his resignation from his positions as a director of Alea and those subsidiaries of which he was a director, effective 28 July 2008. Mr Constantine Darras was appointed to replace Mr Share effective 28 July 2008.

Financial calendar
The Group expects to announce its results for the twelve months ending 31 December 2008 on 27 February 2009 (provisional date).

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Sheel Sawhney
+1 860 258 6524

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

####

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing the words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result, they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's

expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

END

File No. 82-34885

Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Interim Results
Released	07:00 28-Aug-08
Number	1701C07

RNS Number : 1701C
Alea Group Holdings(Bermuda) Ltd
28 August 2008

Alea Group Holdings (Bermuda) Ltd
Interim results for the six months ended 30 June 2008

Alea announces interim results and provides an update on run-off

Financial Performance

- Insurance contracts liabilities decreased by 10.5% from $1,549.9 million at 31 December 2007 to $1,387.2 million at 30 June 2008[1] (30 June 2007: $1,698.1).

- Investment income of $32.1 million (30 June 2007: $38.9 million) reflecting a decrease in invested assets as cash is used for claims payments and commutations.
- Other operating expenses for the six months ended 30 June 2008 were $22.2 million (30 June 2007: $27.2 million).
- Result of operating activities for the six months ended 30 June 2008 of $7.3 million (30 June 2007: $3.3 million).
- Adverse reserve development, net of reinsurance excluding the impact of commutations and discount in the six months ended 30 June 2008 of $2.3 million (30 June 2007: adverse reserve development of $15.9 million, net of reinsurance excluding the impact of commutations and discount).
- Profit after tax was $0.8 million (30 June 2007: loss after tax of $11.0 million) which on a per share basis was $0.00 (30 June 2007: loss per share of $0.06).
- Net asset value of $2.29 per share[2,3] (31 December 2007: $2.46 per share; 30 June 2007: $2.71 per share) including the impact of unrealised losses on investments.
- On 14 January 2008 the Group repaid all of its outstanding bank loans.
- The Company[4] received $29.5 million capital returns from operations, net of reinvestment of capital in operating companies, effective 30 June 2008.

Significant Events and Directorate Changes

As previously disclosed, Alea London Limited commuted a large excess of loss reinsurance contract on 11 January 2008, effective 31 December 2007. In addition, the Group prepaid its outstanding bank loans on 14 January 2008. Other than the details provided in the relevant notes to the Group's Annual Financial Report for the year ended 31 December 2007, these events have had no further significant effect on the financial position of the Group.

During the period, the Group announced that Mr Kirk Lusk had tendered his resignation from his positions as Group Chief Financial Officer and Chief Operating Officer and as a director of Alea and of each of its subsidiaries of which he was a director, effective 31 March 2008. Mr Carl Speck was appointed Interim Chief Financial Officer, effective 31 March 2008.

Subsequent to 30 June 2008, the Group disclosed the resignation of Gregory Share as a non-executive director of the Company with effect from 28 July 2008, and the appointment of Constantine Darras as a non-executive director of the Company with effect from 28 July 2008.

Dividend

The Company has not proposed an interim dividend for the 2008 financial year (2007: $Nil).

Notes

1. Except where specifically indicated all statements refer to the six months ended 30 June 2008 or 2007.
2. Weighted average number of ordinary shares of 173.8 million (30 June 2007: 173.8 million).
3. Basic and diluted loss per share are the same value on a rounded basis.
4. "Company" refers to Alea Group Holdings (Bermuda) Ltd only. "Group" refers to Alea Group Holdings (Bermuda) Ltd and all its subsidiaries.

Financial information presented herein has been prepared in accordance with International Financial Reporting Standards ("IFRS").

For further information, please contact:

Mark Cloutier
+1 441 296 9150

Sheel Sawhney
+1 860 258 6524

Financial Dynamics
Robert Bailhache
Nick Henderson
+44 20 7269 7114

Past performance cannot be relied upon as a guide to future performance.

Certain statements made in this document that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management

for future operations (including development plans and objectives) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd and its subsidiaries from time to time.

RESPONSIBILITY STATEMENT

The Directors confirm that to the best of their knowledge:

a. the condensed set of financial statements has been prepared in accordance with IAS 34 'Interim Financial Reporting' and gives a true and fair view of the assets, liabilities, financial position and profit or loss of the undertakings included in the consolidation as a whole as required by DTR 4.2.4 R;
b. the interim management report includes a fair review of the information required by DTR 4.2.7 R being an indication of important events during the first six months of the financial year, and their impact on the condensed set of financial statements and a description of the principal risks and uncertainties for the remaining six months of the year; and
c. the interim management report includes a fair review of the information required by DTR 4.2.8 R, being related parties transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the Group during that period and any changes in the related parties transactions described in the last annual report that could have a material effect on the financial position or performance of the Group in the first six months of the current financial year.

By order of the Board

Mark B. Cloutier
CEO

27 August 2008

Carl E. Speck
ICFO

27 August 2008

MANAGEMENT REPORT

CHIEF EXECUTIVE OFFICER'S REPORT

The first half of 2008 was a period in which the Group made continued progress with respect to the run-off of the Group's balance sheet. Our net result for the first half of the year was a profit after tax of $0.8 million. While we would have preferred to post a higher net profit, our before finance costs operating profit of $7.3 million indicates we made significant progress in the period. Moreover, we continue to meet our objective of keeping investment income ($32.1 million) ahead of operating expenses plus finance costs ($27.4 million).

Our operating results were impacted by $1.3 million in net realised losses on financial assets incurred as we implemented a change in our investment strategy. We believe the current disruptions in financial markets have presented the Group a unique buying opportunity and as such the Group has initiated a shift to increase its weighting in high quality mortgage backed securities. While we expect this strategy to enhance yields significantly, we also realise there will be some mark-to-market volatility that will affect our equity account. However, as we intend to hold these instruments to maturity, we consider the price volatility to be of temporary impact only. In addition, our half-year result was also impacted by a $1.0 million charge related to a reversal of deferred tax on unrealised losses taken directly to shareholders' equity at year-end 2007.

During the period, insurance contract liabilities decreased $162.7 million (10.5%), representing further deleveraging of our assets. And while we made good progress in reducing uncertainty in our claims provisions, we did experience $2.3 million in adverse development, net of reinsurance. Although the increase to our reserves is disappointing, it represents an increase of less than 0.003% relative to our overall Group provision for claims outstanding.

Our strategy as a run-off company is to continue to preserve and if possible grow the capital base of the Group, and through our run-off activities, free up excess capital which can be returned to shareholders or reinvested in the business. Evidence of that progress is found in the fact that as of 30 June 2008 we have retired our remaining $30.0 million bank debt and had an additional $29.5 million available at the holding Company, making total net distributions available to the holding Company of $245.5 million since entering run-off in December 2005.

As we move into the second half of 2008, we will remain diligent in our efforts to preserve capital, further reduce expenses and liabilities, and explore possibilities to realise and / or enhance the value of the Group.

Mark Cloutier
Chief Executive Officer
27 August 2008

FINANCIAL REVIEW

Consolidated income statement

	Six months ended		Year ended
	30 June 2008	**30 June 2007**	**31 December 2007**
	$'million	**$'million**	**$'million**
Gross premiums written	**7.3**	8.0	12.7
Revenue			
Premium revenue	**7.1**	11.6	17.7
Premium received from / (ceded to) reinsurers	**1.8**	(0.4)	4.7

Net insurance premium revenue	**8.9**	11.2	22.4
Fee income	**0.5**	1.9	1.9
Investment income	**32.1**	38.9	73.1
Net realised losses on financial assets	**(1.3)**	(1.1)	(1.3)
Net realised losses on sale of renewal rights	**-**	-	(1.7)
Total revenue	**40.2**	50.9	94.4
Expenses			
Insurance claims and loss adjustment expenses	**(8.7)**	8.4	44.8
Insurance claims and loss adjustment expenses paid to reinsurers	**15.5**	6.4	34.4
Net insurance claims	**6.8**	14.8	79.2
Acquisition costs	**3.5**	4.8	10.3
Other operating expenses	**22.2**	27.2	59.7
Restructuring costs	**0.4**	0.8	1.6
Total expenses	**32.9**	47.6	150.8
Results of operating activities	**7.3**	3.3	(56.4)
Finance costs	**(5.2)**	(13.6)	(21.7)
Profit / (loss) before income tax	**2.1**	(10.3)	(78.1)
Income tax expense	**(1.3)**	(0.7)	(0.1)
Profit / (loss) for the period	**0.8**	(11.0)	(78.2)

Performance indicators and comparison to prior periods

The Group ceased underwriting new and renewal business and was placed into run-off and as a result the standard indicators used to assess the performance of participants in the insurance industry are not considered appropriate for the Group. Performance indicators that are relevant to the Group's run-off strategy are provided where these provide meaningful and useful comparisons.

Reserves and claims

At 30 June 2008 the total insurance contracts balance comprising gross claims outstanding less discount on claims outstanding, claims handling provisions and provision for unearned premiums was $1,387.2 million, a decrease of 10.5% from 31 December 2007 ($1,549.9 million). The claims outstanding, net of reinsurance at 30 June 2008 was $924.2 million (31 December 2007: $1,003.1 million). Excluding the impact of the commuted Group excess of loss reinsurance treaty the change in claims outstanding, net of reinsurance from 31 December 2007 was 11.5%.

The balances are analysed below:

	As at 30 June 2008 $'million	**As at 30 June 2007 $'million**	**As at 31 December 2007 $'million**
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	**1,435.5**	1,776.9	1,605.6
Discount	**(59.3)**	(95.6)	(67.5)
	1,376.2	1,681.3	1,538.1
Claims handling provisions	**11.0**	16.1	11.8
Total gross claims outstanding	**1,387.2**	1,697.4	1,549.9
Provision for unearned premiums on insurance contracts	**-**	0.7	-
Total insurance contracts	**1,387.2**	1,698.1	1,549.9

Aggregate excess reinsurance

Provision for claims outstanding, reported

and not reported	-	288.3	41.2
Discount	-	(5.5)	-
Net aggregate excess reinsurance	-	282.8	41.2
Other reinsurance			
Provision for claims outstanding, reported and not reported	**465.7**	538.6	508.6
Discount	**(2.7)**	(4.4)	(3.0)
Net other reinsurance	**463.0**	534.2	505.6
Total reinsurance			
Provision for claims outstanding, reported and not reported	**465.7**	826.9	549.8
Discount	**(2.7)**	(9.9)	(3.0)
Total reinsurers' share of claims outstanding	**463.0**	817.0	546.8
Provision for unearned premiums on reinsurance contracts	-	0.6	-
Total reinsurance contracts	**463.0**	817.6	546.8
Undiscounted claims outstanding, net of reinsurance	**980.8**	897.0	1,067.6
Discount	**(56.6)**	(85.7)	(64.5)
Claims outstanding, net of reinsurance	**924.2**	811.3	1,003.1

The following table presents the Group's booked gross claims outstanding before claims handling provisions and before discount as at 30 June 2008 by class of business.

$'million	General liability	Motor	Workers' comp.	Professional	Property	MAT1	Total
1999 and prior	60.7	54.0	2.9	1.4	30.7	86.6	236.3
2000	22.6	9.8	11.8	10.6	6.2	22.1	83.1
2001	22.0	7.0	16.2	8.6	2.3	9.6	65.7

2002	24.1	6.0	5.7	17.1	5.3	3.5	61.7
2003	27.9	19.4	3.2	20.9	1.6	1.6	74.6
2004	30.9	24.6	7.3	22.6	5.6	0.1	91.1
2005	19.1	45.4	2.7	26.9	36.1	0.2	130.4
Reinsurance reserves	**207.3**	**166.2**	**49.8**	**108.1**	**87.8**	**123.7**	**742.9**
Insurance reserves	**163.6**	**46.4**	**76.6**	**24.5**	**11.7**	**-**	**322.8**
Total non-life reserves	**370.9**	**212.6**	**126.4**	**132.6**	**99.5**	**123.7**	**1,065.7**
Life structured settlements							**274.3**
Life reinsurance							**95.5**
Provision for claims outstanding, reported and not reported							**1,435.5**

1 Marine, Aviation and Transport

The following table analyses Alea's gross claims outstanding between incurred but not reported ("IBNR") and case reserves as at *30 June 2008. The insurance and reinsurance splits are in line with the Group's typical business tail and the relative maturity* of the respective books.

Percentage	**Total**
Case reserves	48%
IBNR	52%
Total	**100%**

Adverse reserve development

During the six months ended 30 June 2008 the Group experienced adverse development in the reserves, net of reinsurance excluding the impact of commutations and discount of $2.3 million (30 June 2007: adverse reserve development, net of reinsurance excluding the impact of commutations and discount of $15.9 million).

Loss reserve discount

As permitted by IFRS 4, categories of claims provisions where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which does not exceed that expected to be earned by assets covering the provisions. As at 30 June 2008 31% (31 December 2007: 30%, 30 June 2007: 27%) of the Group's gross reserves were discounted at a rate of 4.0% (31 December 2007: 4.0%, 30 June 2007: 4.5%).

As at 30 June 2008 the Group's total net discount was $56.6 million (31 December 2007: $64.5 million, 30 June 2007: $85.7 million). This is expected to reduce towards zero over the duration of the normal course of payout of the reserves. The unwinding of the discount will be charged to insurance claims and loss adjustment expenses in the income statement as the remaining expected duration for each category of claims provisions drops below the level of four years as permitted by IFRS 4.

Income statement

Gross premiums written and net insurance premium revenue

Gross premiums written in the six months ended 30 June 2008 were $7.3 million (30 June 2007: $8.0 million). Net insurance premium revenue reduced by 20.5% to $8.9 million in the six months ended 30 June 2008 (30 June 2007: $11.2 million). This is primarily due to the Group's decision to cease writing new and renewal business resulting in a reduction in premium.

Fee income

Fee income in the six months ended 30 June 2008 was $0.5 million compared with $1.9 million recorded in the corresponding period in 2007. The fee income represents a settlement received in North America in connection with disputed premium income.

Investment income and realised gains and losses

Investment income in the six months ended 30 June 2008 was $32.1 million, 17.5% ($6.8 million) lower than the $38.9 million recorded in the six months ended 30 June 2007. The fall recorded reflects a 4.2% yield on invested assets for the six months

ended 30 June 2008 on average invested assets of $1,523.9 million compared with a 4.3% yield on invested assets for the six months ended 30 June 2007 on average invested assets of $1,788.4 million.

Net realised losses on financial assets were $1.3 million in the six months ended 30 June 2008 compared with $1.1 million realised losses in the six months ended 30 June 2007.

During the six months to 30 June 2008 the Group made a decision to adjust its investment strategy and increase its holdings of triple AAA-rated mortgage backed securities.

Net realised losses on sale of renewal rights

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights of $61.1 million. Subsequent to 31 December 2005 amounts have been recognised in the income statement to reflect changes in the estimate of fair value based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts.

The table below summarises the change in the fair value of each transaction:

Transaction	Six months ended 30 June 2008 $'million	Six months ended 30 June 2007 $'million	Year ended 31 December 2007 $'million
London/Canopius	-	-	-
AAR/AmTrust	-	-	(1.9)
Europe/SCOR	-	-	0.2
Total	-	-	(1.7)

To date the Group considers that the amounts recoverable of $54.4 million derived after the adjustments booked in 2008, 2007 and 2006 are reasonable. It has received $23.0 million in cash. The outstanding balance consists of $29.6 million due from AmTrust and $1.8 million due from Canopius.

Insurance claims and loss adjustment expenses

In the six months ended 30 June 2008 the Group incurred net insurance claims and loss adjustment expenses of $6.8 million (six months ended 30 June 2007: $14.8 million).

Acquisition costs

Acquisition costs are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs. They are deferred and amortised over the period of contract, consistent with the earning of premium.

Given that the Group is no longer accepting new insurance risks and is releasing its unearned premium reserves as the risk associated with those premium receipts is extinguished, acquisition costs are expected to become insignificant.

In the six months ended 30 June 2008 total acquisition costs were $3.5 million (six months ended 30 June 2007: $4.8 million). This includes a reversal of ceded commission of $0.7 million related to a settlement made in North America in respect of disputed premium income. This is referred to in the fee income section above. Acquisition costs also include $1.3 million (six months ended 30 June 2007: $1.1 million) of commission in respect of life business.

The Group has assessed its deferred acquisition cost asset ("DAC") at 30 June 2008 of $2.0 million (31 December 2007: $2.3 million, 30 June 2007: $2.7 million) as fully recoverable and as a result has not recorded any DAC write-off in the six months ended 30 June 2008.

Other operating expenses

The Group plans to minimise operating expenses as much as possible while still retaining the personnel and capabilities to manage an efficient run-off of the existing book and pursue other corporate activities. To the extent that investment income net of discount on net claims outstanding released does not offset other operating expenses in relation to run-off activities, the Group will establish a run-off provision.

In the six months ended 30 June 2008 other operating expenses were $22.2 million. This compares with other operating expenses in the six months ended 30 June 2007 of $27.2 million.

Restructuring costs

In the six months ended 30 June 2008 restructuring costs, which consist of severance payments only, were $0.4 million (six months ended 30 June 2007: $0.8 million).

Staff headcount at 30 June 2008 stood at 92 (31 December 2007: 105, 30 June 2007: 119).

Results of operating activities

In the six months ended 30 June 2008, results of operating activities were a profit of $7.3 million compared with a profit of $3.3 million in the six months ended 30 June 2007.

Finance costs

Finance costs include investment expenses, foreign exchange movements and debt interest. In the six months ended 30 June 2008 total finance costs were $5.2 million, compared with $13.6 million recorded in the corresponding period in 2007. The majority of this decrease resulted from a reduction in bank debt from $125.0 million at 30 June 2007 to nil at 30 June 2008. The outstanding balance was paid in full on 14 January 2008. The majority of this $5.2 million expense relates to interest payable on the 30-year hybrid trust preferred securities referred to below in the section entitled Financing Facilities.

Profit before income tax

Profit before income tax was $2.1 million in the six months ended 30 June 2008 compared with a loss of $10.3 million in the six months ended 30 June 2007.

Income tax expense

The income tax expense in the six months ended 30 June 2008 was $1.3 million, compared with an expense of $0.7 million in the six months ended 30 June 2007.

The impact of the income tax expense on the income statement is summarised as follows:

	Six months ended 30 June 2008 $'million	**Six months ended 30 June 2007 $'million**	**Year ended 31 December 2007 $'million**
Current tax expense:			
UKcorporation tax	**0.1**	0.1	-
Foreign tax	**0.1**	0.5	1.0
Total current expense:	**0.2**	0.6	1.0
Deferred tax expense / (credit):	**1.1**	0.1	(0.9)
Total income tax expense	**1.3**	0.7	0.1

The Group's Swiss, US and UK entities have significant trading losses carried forward in respect of which no deferred tax assets have been recognised due to the uncertainty over future profitability.

In the six months ended 30 June 2008 the Group's current tax expense of $0.2 million (six months ended 30 June 2007: expense of $0.6 million) is mainly derived from branches where there are no trading losses carried forward available.

The deferred tax expense in the income statement includes $1.0 million in respect of the Group's North American entities. This charge relates to unrealised losses taken directly to equity and consequently there is a corresponding deferred tax credit to equity and no overall impact on the Group's net assets.

Profit on ordinary activities after income tax

Profit on ordinary activities after income tax in the six months ended 30 June 2008 was $0.8 million (six months ended 30 June 2007: loss of $11.0 million).

Profit per share

Basic and fully diluted profit per share for the six months ended 30 June 2008 was $0.00 per share (six months ended 30 June 2007: loss per share of $0.06).

Dividend

The Company will not be paying an interim dividend for the 2008 financial year (interim 2007: $Nil).

Balance sheet

Total assets

Total assets as at 30 June 2008 decreased by 12.2% to $2,068.5 million from $2,356.3 million at 31 December 2007 (30 June 2007: $2,724.4 million).

Net assets

Net assets (shareholders' funds attributable to equity interests) at 30 June 2008 were $398.7 million (31 December 2007: $428.0 million, 30 June 2007: $471.0 million). Net assets per share were $2.29 (31 December 2007: $2.46, 30 June 2007: $2.71).

Net assets have been adversely impacted by a $31.8 million (net of a $1.0 million tax credit) increase in cumulative unrealised losses in the investment portfolio described below. Other than the impact of cumulative unrealised losses, net assets have remained relatively stable in the six months to 30 June 2008 and have been increased by a profit of $0.8 million and a foreign

exchange gain of $1.7 million.

Reinsurance recoverables

Total reinsurers' share of claims outstanding was $463.0 million at 30 June 2008 (31 December 2007: $546.8 million, 30 June 2007: $817.0 million). This reduction is primarily attributable to the agreement reached on 11 January 2008 to commute one large excess of loss reinsurance treaty which resulted in $41.2 million of reinsurance recoverables being eliminated from the balance sheet.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving capital. The investment portfolio does not currently consist of equity or real estate investments, but the Group may, in the future, invest in other asset classes.

At 30 June 2008 the value of available for sale investments was $1,180.0 million, compared with $1,365.2 million at 31 December 2007 (30 June 2007: $1,394.8 million).

Of total invested assets $1,169.2 million (31 December 2007: $1,317.2 million, 30 June 2007: $1,343.7 million) is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $175.3 million (31 December 2007: $202.3 million, 30 June 2007: $51.1 million) include predominantly mutual funds invested in fixed income securities and deposits at banking institutions.

Asset class	30 June 2008	30 June 2007	31 December 2007
US government	**15%**	24%	20%
US mortgage	**19%**	15%	15%
EU and Switzerland government and corporate	**19%**	15%	15%
US corporate	**3%**	11%	10%
Asset backed securities	**18%**	3%	2%
US municipalities	**-**	1%	1%
Canadian government and provinces	**1%**	2%	2%

Cash and cash equivalents	**25%**	29%	35%
Total	**100%**	100%	100%

At 30 June 2008 the Group's investment portfolio had an average duration of 0.9 years (31 December 2007: 1.5 years, 30 June 2007: 1.6 years). The Group has maintained a shortened average duration for the portfolio to provide liquidity anticipated to be required to support the Group's run-off strategy. The Group may choose to increase the average duration of the portfolio in the future.

In the six months ended 30 June 2008 the Group achieved a total gross return on the investment portfolio of (0.3)% (30 June 2007: positive return of 3.6%). The investment return comprised 4.2% investment income (30 June 2007: 4.3%), 0.2% realised loss (30 June 2007: loss of 0.1%) and 4.3% unrealised loss (30 June 2007: loss of 0.6%) on average invested assets of $1,523.9 million (30 June 2007: $1,788.4 million).

At 30 June 2008, apart from $2.0 million rated BBB, all of the Group's fixed income portfolio was rated A or better and 98.6% was rated AA or better (31 December 2007: 85.3%, 30 June 2007: 98.2%) by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. Under the Group's current investment guidelines, all securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AA. There were no investment write-offs in either 2007 or the first half of 2008.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 30 June 2008 the pledges covered assets of $261.8 million (31 December 2007: $282.2 million, 30 June 2007: $310.8 million). In addition $117.4 million (31 December 2007: $134.2 million, 30 June 2007: $129.5 million) is held as statutory deposits for local regulators and a further $452.9 million (31 December 2007: $534.9 million, 30 June 2007: $588.2 million) is held in trust for the benefit of policy holders including $151.5 million (31 December 2007: $176.1 million, 30 June 2007: $181.1 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company.

As at 30 June 2008 the Group held Société d'Investissement à Capital Variable ("SICAV") of $69.9 million (31 December 2007: $58.5 million, 30 June 2007: $53.9 million) pledged for the benefit of French and Belgian cedants. These SICAVs are mutual funds invested in European fixed income securities with weighted average credit quality of AAA and duration of approximately six years. The increase in the SICAV pledge in the six-month period ending on 30 June 2008 relates to French liability business in line with contractual collateral stipulations and expectations.

We have reviewed our investment portfolio with regard to any impact from subprime issues and concluded that no impairment of the invested assets is required.

Capital management

Financing facilities

The Group raised $100.0 million of hybrid capital in December 2004 and a further $20.0 million in early January 2005. This capital is in the form of 30-year hybrid trust preferred securities priced at LIBOR plus 285 basis points.

At 1 January 2008 the Group had $30.0 million outstanding under its term loan credit facility. This was repaid in full on 14 January 2008.

Liquidity and cashflow

Cash flows from operating activities primarily consist of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash outflow from operating activities after income tax paid for the six months ended 30 June 2008 was $159.8 million (30 June 2007: $228.2 million net cash outflow). The operating cash outflow reflects claims, commutation payments and expenses.

The net increase in cash was $10.2 million (decrease for six months ended 30 June 2007 of $4.5 million). This is after net cash received from investing activities of $200.2 million (30 June 2007: net cash received of $308.5 million) and net cash used in financing activities of $33.6 million (30 June 2007: net cash used of $85.2 million). As a result, after taking account of exchange movements of $3.4 million (30 June 2007: $0.3 million), the Group's cash and cash equivalents at 30 June 2008 were $164.5 million (30 June 2007: $152.7 million).

Intra-Group arrangements

The Group manages a number of different intra-Group arrangements designed to ensure that each local balance sheet retains risk commensurate with its capital base. The principal means of achieving this is by arranging capacity through internal quota share reinsurances ('quota shares') primarily with Alea Bermuda. For 2002 to 2006 underwriting years, the Group has put in

place a 70% quota share to Alea Bermuda of Alea North America's insurance and reinsurance business. There is a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda. Given the change in circumstances, the Group is evaluating options to simplify its capital structure and balance sheet and is therefore considering commutations of the remaining quota shares. Such transactions would be subject to regulatory approval in each jurisdiction affected.

Credit ratings

In the first half of 2006, Alea Group requested the withdrawal of all Group and member company ratings following ratings downgrades by both Standard and Poor's and A.M. Best.

Branches

The Company's subsidiaries, Alea London Limited and Alea Europe Ltd. have licensed branches in Australia and Canada, respectively. A full listing of the Company's subsidiaries is set out in note 41 of the Annual Financial Report for the year ended 31 December 2007.

Related party transactions

Related party transactions are disclosed in note 19 of the condensed set of financial statements.

There have been no material changes in the related party transactions described in the last annual financial report.

Principal risks and uncertainties

There are several different types of risk and uncertainty which could have a material impact on the Group's performance in the six months to 31 December 2008. Further information of the principal long-term risks and uncertainties to which the Group is exposed and the procedures that the Group has in place to mitigate these can be found in note 4 of the Annual Financial Report 2007. The following risks and uncertainties could cause the actual results for the six months ended 31 December 2008 to differ materially from expected or historical results.

Sources of uncertainty in the estimation of future claim payments

The Group takes steps to ensure that it has appropriate information regarding its claims exposures. However, given the uncertainty in establishing claims provisions, it is likely that the final outcome will prove to be different from the original liability established.

In estimating the liability for the cost of reported claims not yet paid, the Group considers any information available from loss adjusters and information on the cost of settling claims with similar characteristics in previous periods. Large claims are assessed on a case-by-case basis or projected separately in order to allow for the possible distorting effect of their development and incidence on the rest of the portfolio.

The estimation of claims incurred but not reported ("IBNR") is generally subject to a greater degree of uncertainty than the estimation of the cost of settling claims already notified to the Group, where information about the claim event is available. An assessment of the liability for future claims is affected not only by the risks inherent in the perils insured but also by changes that may occur in the legal and judicial environment before claims are settled, all of which affect the quantum of the claim. Additionally, the practical limits to information flows from insured parties hampers the estimation of the claim amounts.

The Group seeks to reduce the uncertainty inherent within claims estimation by using different estimation methods for different classes of business. The projections given by the various methodologies also assist in estimating the range of possible outcomes. The most appropriate estimation technique is selected taking into account the characteristics of the business class and the extent of the development of each underwriting year.

Prior year reserve development

The Group's expected loss development is determined by the Group's internal actuaries based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development. Generally, as an underwriting year matures, the level of newly reported claims decreases.

Reinsurance operations by their nature add further complications to the reserving process, particularly to casualty business, where there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate losses in reinsurance operations.

Interest rate risk

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Changes in interest rates will have an impact on both investment income yield derived from invested assets and also the market value of those assets.

The Group is also exposed to interest rate risk on its insurance reserves and floating rate borrowings.

Where appropriate, reserves are discounted in accordance with existing UK GAAP as permitted by IFRS 4. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. The unwind of the discount is sensitive to the claims payment pattern.

The Group discount rate used is based on the relevant average investment return of the last five years. Consequently, a reduction in the relevant average investment return would lead to a reduction in the net discount on the balance sheet and a charge to the income statement. -

The Group has $120.0 million of trust preferred securities in issue. These securities provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. Therefore, movements in three month LIBOR rates will have an impact on the level of preferred dividend payable.

Credit risk

When the Group was underwriting, it purchased reinsurance to manage its catastrophe exposure and mitigate insurance risk. However, the ceding of insurance risk exposes the Group to credit risk from its reinsurers and retrocessionaires.

The Group selected its reinsurers and retrocessionaires based on price and credit quality and continues to monitor them closely over time. The Group required that at the time of purchase all reinsurers and retrocessionaires had a minimum credit rating of A-, unless high quality collateral was provided.

It also sought to diversify its business among reinsurers and retrocessionaires and required collateral where deemed prudent to do so. Thus, the use of maximum limits for credit exposure to any one counter party was an effective method for mitigating credit risk.

Additionally, the Group is subject to credit risk in respect of third party companies in which the Group holds debt securities

issued by those companies. The Group observes strict investment guidelines when determining counterparties in which to invest. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AA.

Asset and liability mismatch risk

The Group is subject to several types of financial risk. The most significant of these is the risk that at any given date, the proceeds from realising the financial assets of the Group may be insufficient to meet the financial obligations arising from its insurance contracts. In order to ensure that adequate liquid resources are available to fund insurance liability cash outflows when they fall due, the Group's practice is to invest in assets matching the currency and duration of the expected related liabilities.

Currency risk

The Group reports its results in US Dollars and accordingly, to the extent that shareholders' funds are invested in assets denominated in currencies other than US Dollars, exchange gains or losses may arise on translation.

The Group controls its currency risk by investing in assets that match the currency in which it expects related liabilities to be paid and by investing the majority of assets backing shareholder funds in US Dollars. The Directors consider the revaluation gains and losses arising from the revaluation of non-functional currencies that impact the income statement and equity to be insignificant.

Risk management framework

The Board of Directors retains overall responsibility for the risk management framework that has been established to mitigate the Group's exposure to risk and assesses the effectiveness of the controls established to identify, monitor and mitigate the risks faced by the Group.

Financial calendar 2008

The Group expects to release its results for the year ended 31 December 2008 on 27 February 2009.*

provisional date

Carl Speck
Interim Chief Financial Officer

27 August 2008

ALEA GROUP INTERIM REPORT 2008
Six months ended 30 June 2008

Condensed consolidated income statement

	Notes	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Gross premiums written	4	7,272	8,023	12,683
Revenue				
Premium revenue		7,145	11,563	17,666
Premium received from / (ceded to) reinsurers		1,774	(340)	4,693
Net insurance premium revenue	4	8,919	11,223	22,359
Fee income	4	539	1,957	1,949
Investment income	5	32,067	38,858	73,089
Net realised losses on financial assets	6	(1,316)	(1,120)	(1,310)
Net realised losses on sale of renewal rights	7	-	-	(1,723)
Total revenue	4	40,209	50,918	94,364

Expenses				
Insurance claims and loss adjustment expenses		(8,660)	8,394	44,740
Insurance claims and loss adjustment expenses paid to reinsurers		15,501	6,427	34,416
Net insurance claims	4	6,841	14,821	79,156
Acquisition costs	4	3,457	4,836	10,279
Other operating expenses		22,287	27,172	59,742
Restructuring costs	8	365	795	1,571
Total expenses		32,950	47,624	150,748
Results of operating activities	4	7,259	3,294	(56,384)
Finance costs		(5,165)	(13,532)	(21,696)
Profit / (loss) before income tax	4	2,094	(10,238)	(78,080)
Income tax expense	9	(1,275)	(725)	(100)
Profit / (loss) for the period		819	(10,963)	(78,180)

Earnings per share for profits / (losses) attributable to the equity shareholders of the Company during the period:

Earnings per share on operating activities

Basic ($)	10	0.00	(0.06)	(0.45)
Diluted ($)	10	0.00	(0.06)	(0.45)

Condensed consolidated balance sheet

	As at	As at	As at

	Notes	30 June 2008 $'000	30 June 2007 $'000	31 December 2007 $'000
ASSETS				
Property, plant and equipment	11	4,413	5,260	4,487
Intangible assets		8,479	8,479	8,479
Deferred acquisition costs		2,003	2,674	2,323
Financial assets				
Equity securities				
- available for sale		156	212	165
Debt securities				
- available for sale		1,179,893	1,394,598	1,365,040
Loans and receivables including insurance receivables		245,094	341,755	273,707
Deferred tax assets		1,003	1,100	1,034
Reinsurance contracts	12	462,951	817,637	546,801
Cash and cash equivalents		164,467	152,706	154,253
Total assets		2,068,459	2,724,421	2,356,289
LIABILITIES				
Insurance contracts	12	1,387,239	1,698,080	1,549,891
Borrowings	13	117,826	242,602	147,785
Provisions	14	2,410	4,064	2,837
Other liabilities and charges		20,990	31,020	33,235
Trade and other payables		141,217	277,176	191,741
Current income tax liabilities		67	454	2,761
Total liabilities		1,669,749	2,253,396	1,928,250
Net assets		398,710	471,025	428,039

EQUITY

Capital and reserves attributable to the Company's equity holders				
Share capital	15, 16	**1,738**	1,738	1,738
Other reserves	15	**679,307**	685,224	709,455
Retained loss	15	**(282,335)**	(215,937)	(283,154)
Total equity		**398,710**	471,025	428,039

Approved by the Board of Directors on 27 August 2008 and signed on its behalf by:

Carl Speck
Interim Chief Financial Officer

Condensed consolidated cash flow statement

	Notes	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Cash used in operations	17	(156,621)	(230,983)	(240,764)
Income tax (paid) / recovered		(3,141)	2,746	7,505
Net cash used in operating activities		(159,762)	(228,237)	(233,259)
Cash flows generated from / (used in) investing activities				
Purchase of property, plant and equipment		(935)	(218)	(647)
Proceeds on sale of property, plant and equipment		-	5	63
Cash payments to acquire equity and debt securities		(3,398,470)	(3,339,027)	(5,575,634)
Cash receipts from sales of equity and debt securities		3, 582,440	3,611,670	5,920,523
Net amounts outstanding for securities		(7,292)	6,849	11,935
Cash receipts from interest and dividends		24,415	29,264	55,380

Net cash generated from investing activities	**200,158**	308,543	411,620
Cash flows used in financing activities			
Repayments of borrowings	**(30,000)**	(75,000)	(170,000)
Interest paid on borrowings	**(3,610)**	(10,161)	(17,289)
Net cash used in financing activities	**(33,610)**	(85,161)	(187,289)
Net increase / (decrease) in cash and cash equivalents	**6,786**	(4,855)	(8,928)
Cash and cash equivalents at beginning of period	**154,253**	157,220	157,220
Exchange gains on cash and bank overdrafts	**3,428**	341	5,961
Cash and cash equivalents at end of period	**164,467**	152,706	154,253

Condensed consolidated statement of recognised income and expense

	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
(Loss) / gain on revaluation of available-for-sale investments	(30,500)	(7,260)	10,999
Exchange differences on translation of foreign operations	1,707	3,659	8,620
Tax on items taken directly into equity	1,030	-	(1,030)
Net (loss) / profit recognised directly in equity	(27,763)	(3,601)	18,589
Transfers			
Transfers to profit and loss on sale of available-for-sale investments	(2,302)	1,544	3,343
Tax on items transferred from equity	-	-	-
Total transfers net of tax	(2,302)	1,544	3,343

Profit / (loss) for the period	819	(10,963)	(78,180)
Total recognised income and expense for the period	(29,246)	(13,020)	(56,248)

The total recognised income and expense are attributable to the Company's equity holders.

Notes to the condensed set of financial statements

1 General information

Alea Group Holdings (Bermuda) Ltd (the "Company") and its subsidiaries (together the "Group") were engaged in the business of underwriting insurance and reinsurance risks. The Group operates through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services. In 2005 the Group ceased to write new business and placed all operations into run-off. Although the Group has disposed of the renewal rights for Alea Alternative Risk, Alea London and Alea Europe and placed all operations into run-off, the Group will continue to service claims relating to business written during 2005 and prior for the foreseeable future. As such, it is considered appropriate to recognise all amounts as relating to continuing operations.

The Company is registered in Bermuda and is listed on the London Stock Exchange. As such it is required to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company and the Group to prepare financial statements which comprise the consolidated income statement, the consolidated balance sheet, the consolidated cash flow statement, the consolidated statement of recognised income and expense and the related notes 1 to 19 in accordance with International Financial Reporting Standards ("IFRS"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Basis of preparation

The interim financial statements, as required by the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority ("FSA"), have been prepared on the basis of IFRS recognition and measurement principles and in accordance with IAS 34 'Interim Financial Reporting'.

The condensed consolidated financial statements are presented in thousands of US dollars, rounded to the nearest thousand. They have been prepared under the historical cost convention, as modified by the revaluation of financial instruments which have been classified as available for sale.

The preparation of the condensed set of financial statements in conformity with IFRS requires management to exercise its judgement in making estimates and assumptions that affect the application of the Group's accounting policies and reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgement about the carrying values of assets and liabilities that are not readily available from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the periods in which the estimates are revised if the revisions affect only those periods or in the periods of the revision and future periods if applicable.

Judgements made by management in the application of IFRS that have a significant effect on the consolidated financial statements and estimates with a significant risk of material adjustments in following periods are discussed below.

As IFRS are limited in specifying full insurance-specific guidelines to the requirements of IFRS 4 'Insurance Contracts' pending completion of the second phase of the IASB's project on insurance contracts, accounting policies for insurance contracts have been selected with primary consideration to existing UK GAAP as permitted by IFRS 4. The annual basis of accounting has been applied to all classes of business.

These condensed consolidated financial statements have been prepared in accordance with the accounting policies in force for the year ended 31 December 2007. A summary of the principal accounting policies is provided in note 3.

3 Accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated financial statements.

The accounting policies have been applied consistently by all Group entities.

Status of interim condensed financial statements
The statements for the two interim periods are unaudited but have been reviewed by the Company's auditors, Deloitte & Touche LLP, and their report for the six months ended 30 June 2008 is included with this report. The interim condensed financial statements do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The results for the year ended 31 December 2007 do not constitute statutory accounts as defined in section 84 of the Bermuda Companies Act 1981. The published statutory accounts for the year ended 31 December 2007 received an unqualified audit opinion.

Basis of consolidation
These condensed financial statements consolidate all the enterprises in which Alea Group Holdings (Bermuda) Ltd owns or controls, directly or indirectly, the majority of the voting shares. There are no other enterprises over which the Group has the ability to exercise control.

Intra-Group transactions, balances, and gains and losses are eliminated except to the extent that the transaction provides evidence of an impairment of the asset transferred.

The results of subsidiaries liquidated or disposed of during the period are included in the consolidated income statement up to the effective date of liquidation or disposal, as appropriate.

Segment reporting
A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different from other business segments. A geographical segment is engaged in providing services within a particular economic environment that are subject to risks and returns that are different from those of segments operating in other economic environments.

Foreign currency translation

a) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (the 'functional currency'). The consolidated financial statements are presented in thousands of US dollars, which is the Group's presentation currency.

b) Group companies

The functional currencies for Group entities are usually the currencies of the primary economic environment in which the entity operates.

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i) assets and liabilities for each balance sheet presented are translated at the closing exchange rates at the date of that balance sheet;
(ii) income and expenses for each income statement are translated at transactional or average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and
(iii) all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of the net investment in foreign entities, and of borrowings and other currency instruments designated as hedges of such investments, are taken to shareholders' equity. When a foreign operation is sold, such exchange differences are recognised in the income statement as part of the gain or loss on sale.

c) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies

are recognised in the income statement.

Translation differences on non-monetary items are reported as part of the fair value gain or loss. Translation differences on non-monetary items, such as equities classified as available-for-sale financial assets, are included in the revaluation reserve in equity.

To safeguard against fluctuations in exchange rates, Group entities seek to match assets and liabilities in currency. However, currency gains/losses which do arise from transactions in a currency other than a functional currency are reported in the income statement within other income or other expenses, as applicable.

The foreign currency rates used for significant foreign currencies are as follows:

	30 June 2008 Average	30 June 2008 Closing	30 June 2007 Average	30 June 2007 Closing
British pound	0.5042	0.5016	0.5066	0.4992
Euro	0.6529	0.6332	0.7515	0.7437
Swiss franc	1.0520	1.0162	1.2252	1.2318

	31 December 2007 Average	31 December 2007 Closing
British pound	0.5001	0.5038
Euro	0.7295	0.6854
Swiss franc	1.1972	1.1326

Insurance contracts
The Group enters into contracts that transfer insurance risk or financial risk or both.

Insurance contracts are those contracts that transfer significant insurance risk. Insurance risk is defined as risk, other than financial risk, transferred from the holder of a contract to the issuer. Financial risk is defined as the risk of a possible future change in one or more of a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index or other variable, provided in the case of a non-financial variable that the variable is not specific to a party to the contract.

Those contracts that do not transfer significant insurance risk are accounted for by recognising an asset or liability based on the consideration paid or received less any explicitly identified premiums or fees to be retained by the ceding company. Future cash

flows are estimated to calculate the effective yield, and revenues and expenses are recorded as other income or expense.

Premium revenue

For all insurance contracts, premiums are recognised as revenue proportionally over the period of coverage, having regard, where appropriate, to the incidence of risk and this is known as earned premium. The portion of premium receivable on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium liability. Premiums are shown before deduction of commission and are exclusive of taxes and duties levied thereon.

Premiums comprise total premiums earned under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums earned in respect of business written in previous financial years. Premiums also include estimates of pipeline premiums earned on business written but not yet notified to the Group.

In respect of both risks accepted and risks ceded by the Group, premiums and claims relating to reinsurance arrangements which do not involve significant transfer of insurance risk are not recognised in the income statement but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Reinsurance

The Group cedes premium and risks in the normal course of business in order to limit the potential for losses arising from risks accepted. Insurance premiums ceded to reinsurers on contracts that are deemed to transfer significant insurance risk are recognised as an expense in a manner that is consistent with the recognition of insurance premium revenue arising from the underlying risks being protected. Reinsurance contracts that do not meet the definition of an insurance contract are accounted for as financial assets. The portion of premium ceded to reinsurers on in-force contracts that relates to unexpired risks at the balance sheet date is reported as the unearned premium asset.

Insurance claims and loss adjustment expenses recovered from reinsurers are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered and are estimated in a manner consistent with the claim liability associated with the reinsurance policy.

Provision is made for potentially non-collectable reinsurance recoveries and the exposure of the Group to credit risk is assessed through the aggregation of reinsurance assets due from counter parties belonging to the same insurance groups.

Renewal rights transactions

Renewal rights transactions represent books of insurance and reinsurance business sold to third parties. The Directors use fair value accounting for renewal rights transactions. Valuations and revaluations of such transactions are recognised in the income statement as net realised gains or losses on sale of renewal rights.

In determining the fair value for the business sold, the Directors value the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with the terms of the sale contracts. In determining the fair market value of renewal rights sold, the Directors consider the prior production and growth of the businesses sold, external projections and the most recent assessment of the businesses sold. The Directors also make certain assumptions about levels of program transfer and renewal probabilities of future premiums.

As the ultimate consideration receivable is dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts, it is necessary for the Directors to review and re-evaluate the fair value of the consideration receivable based on the likely volumes of renewal business that will be written. Consequently, adjustments to the consideration receivable recognised in the income statement will be made at each balance sheet date where required.

Deferred acquisition costs ("DAC")
Costs which vary and are directly associated with the acquisition of insurance and reinsurance contracts including brokerage, commissions, underwriting expenses and other acquisition costs are deferred and amortised over the period of contract, consistent with the earning of premium. These are shown as a capitalised asset in the balance sheet.

Insurance claims and loss adjustment expenses
Insurance claims and loss adjustment expenses comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include loss adjustment expenses related to internal and external direct and indirect claims handling costs, and adjustments to claims outstanding from previous years. Claims handling costs include related internal and external direct and indirect claims handling costs and consist of third party loss adjustor fees, legal expenses and claims staff costs.

Liabilities for unpaid claims are determined on an individual case basis and are based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Group discounts certain categories of claims provisions, such as certain casualty and auto liability claims, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years in accordance with the statutory regulations of the European Union. The discount rate used is 4.0% (30 June 2007: 4.5%, 31 December 2007: 4.0%).

Liability adequacy test ("LAT")
At each balance sheet date, liability adequacy tests are performed to ensure the adequacy of the insurance contract liabilities net of related DAC and premiums receivable.

Provision is made where current best estimates of future contractual cash flows and claims handling and administration expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of DAC and premiums receivable. Investment income from the assets backing the liabilities is taken into account in calculating the provision. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Any deficiency is immediately charged to the income statement initially by writing off DAC and by subsequently establishing a provision for losses arising from liability adequacy tests (the unexpired risk provision). Any DAC written off as a result of this test cannot subsequently be reinstated.

Investment income
Investment income includes dividends and interest. Dividends are accrued on an ex-dividend basis that is when the right to receive payment is established. Interest and rental income are recognised on an accruals basis. Interest income in respect of the Group's available for sale investments is recognised using the effective interest method.

Fee income
Fee income represents income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers. Such income is recognised over the term of the contract.

Employee Benefits

a) Share-based payments

The cost of awards to employees that take the form of shares or rights to shares is charged to the income statement as personnel costs on a straight-line basis over the period to which the employee's performance relates and a corresponding amount is reflected in share-based payment reserve in shareholders' equity. The charge is calculated as being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

b) Pension costs

The Group only operates defined contribution pension arrangements. Contributions are charged to the income statement as employee benefit expense as they become payable in accordance with the rules of each scheme. The Group has no further payment obligations once the contributions have been paid. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in the future payments is available.

Operating leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

Property, plant and equipment

Property, plant and equipment comprise items of equipment only. Equipment is stated at cost less accumulated depreciation and impairment losses when appropriate. Depreciation is charged to the income statement on a straight-line basis over the estimated useful lives of the assets. The estimated useful lives vary between three and five years for fixtures and equipment.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognised in the income statement.

The residual values and useful lives of the assets are reviewed at each balance sheet date and adjusted if appropriate.

Intangible assets

Intangible assets represent the cost of licences acquired to conduct business in the United States. The Directors consider these licences to have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. The licences are tested for impairment at each annual balance sheet date.

Investments - Financial Instruments
The Group recognises a financial asset or a financial liability on its balance sheet when it becomes a party to the contractual provisions of the instrument. On initial recognition the Group determines the category of financial instrument and values it accordingly. The classification depends on the purpose for which the investments are acquired.

a) Available-for-sale securities

Available-for-sale securities are non-derivative financial assets, typically equities or bonds. On initial recognition, the fair value is the cost including transaction costs directly attributable to the acquisition. On subsequent remeasurement the fair value excludes transaction costs on disposal and represents the listed bid price. Fair value movements are recognised in equity.

b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market other than those that the Group intends to sell in the short-term or that it has designated as at fair value through income or available-for-sale. Receivables arising from insurance contracts are also classified in this category and are reviewed for impairment as part of the impairment review of loans and receivables.

Trade receivables do not carry any interest rate and are measured at the fair value which is their nominal value less appropriate allowances for estimated irrecoverable amounts. On the initial recognition of loans the carrying value is determined as the proceeds of the loans less the costs of the transaction which are amortised over the length of the loan period in accordance with the effective interest method.

The Group has not designated any investments to be held to maturity or to be valued at fair value through profit and loss.

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Purchases and sales of securities and currencies are recognised on trade date - the date on which the Group commits to purchase or sell the asset.

Before evaluating whether, and to what extent, de-recognition of a financial asset or liability is appropriate, the Group determines whether de-recognition should be applied to only part of the financial asset / liability or group of financial assets / liabilities. The Group only derecognises a financial asset or liability when the contractual rights and obligations to the cash flows expire or the financial asset / liabilities are transferred and the Group has also transferred substantially all risks and rewards of ownership.

Gains and losses on derecognition are recognised through the income statement. Changes in fair value of available for sale investments, except for foreign exchange gains and losses and impairment losses which are recognised in the income statement, are directly recorded in equity until such time that the financial asset is derecognised.

Cash and cash equivalents
Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts.

Impairment of assets
The Group reviews the carrying amounts of its tangible and intangible assets at each balance sheet date to determine whether there is any indication of impairment. If any indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

The recoverable amount is the greater of the net selling price and the value in use. In assessing the value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Taxation
Income tax expense represents the sum of the tax payable in the period and deferred tax.

The tax currently payable is based on taxable profit for the period. Taxable profit differs from profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other periods and it further excludes

items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is provided in full, using the liability method, on all temporary differences, which are based on the difference between the financial statement carrying values and the tax bases of assets and liabilities using enacted income tax rates and laws. Deferred income tax assets are recognised to the extent that it is regarded as probable that they will be utilised against sufficient future taxable income. Deferred income tax assets and liabilities are not discounted.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be utilised.

The deferred tax that results from unrealised gains and losses on securities classified as available for sale is recognised in shareholders' equity along with those unrealised gains and losses.

Current tax payable by any Group company on distribution to the holding company of the undistributed profits of any subsidiaries is recognised as deferred tax unless the timing of the distribution of those profits is controlled by the holding company and the temporary difference is not expected to reverse in the foreseeable future.

In accordance with IAS 12 'Income Taxes', deferred taxation is provided on temporary differences arising from the revaluation of fixed assets even where there is no commitment to sell the asset.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest method.

Provisions

a) Restructuring costs and legal claims

Provisions for restructuring costs and legal claims are recognised when the Group has a present legal or constructive obligation as a result of a past event, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Restructuring provisions comprise lease termination penalties and employee termination payments. Provisions are not recognised for future operating losses. Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

b) Levies

The Group is subject to various insurance-related assessments or guarantee fund levies. Related provisions are provided for where there is a present obligation (legal or constructive) as a result of a past event.

Share capital
Shares are classified as equity when there is no obligation to transfer cash or other assets. Incremental costs directly attributable to the issue of equity instruments are shown in equity as a deduction from the proceeds, net of tax. Incremental costs directly attributable to the issue of equity instruments as consideration for the acquisition of a business are included in the cost of acquisition.

Accounting developments
The International Accounting Standards Board (IASB) issued IFRS 8 'Operating Segments' on 30 November 2006 effective for annual periods beginning on or after 1 January 2009. IFRS 8 replaces IAS 14 'Segment Reporting' and requires the disclosure of financial information about the Group based upon the information used internally to evaluate the performance of the operating segments and the allocation of resources to those segments. The Group has not early adopted IFRS 8.

4 Segmental information

Primary segment information - operating results by operating segment

The Group managed and conducted its business through four principal operating segments representing London market business, North American business including alternative risk transfer and reinsurance, Continental European reinsurance and financial services - the central investment operation.

The operating result of each of these operating segments before the impact of intra-Group quota share arrangements is shown below.

Six months ended 30 June 2008	London Market Business $'000	North American Business $'000	Continental European Reinsurance $'000	Alea Financial Services $'000	Non - allocated $'000	Total $'000
Gross Premiums Written	(763)	(2,034)	10,069	-	-	7,272
Revenue						
Net insurance premium revenue	(1,042)	224	9,737	-	-	8,919
Fee income	-	539	-	-	-	539
Investment income	-	-	-	32,067	-	32,067
Net realised losses on financial assets	-	-	-	(1,316)	-	(1,316)
Total revenue	**(1,042)**	**763**	**9,737**	**30,751**	**-**	**40,209**
Expenses						
Net insurance claims	5,304	(10,342)	(1,803)	-	-	(6,841)
Acquisition costs	(369)	(1,226)	(1,862)	-	-	(3,457)
Other operating expenses	(6,663)	(9,551)	(5,317)	-	(756)	(22,287)
Restructuring costs	(81)	(284)	-	-	-	(365)
Total expenses	**(1,809)**	**(21,403)**	**(8,982)**	**-**	**(756)**	**(32,950)**
Results of operating activities	**(2,851)**	**(20,640)**	**755**	**30,751**	**(756)**	**7,259**
Finance costs	-	-	-	(5,165)	-	(5,165)
Profit / (loss) before income tax	**(2,851)**	**(20,640)**	**755**	**25,586**	**(756)**	**2,094**

Income tax expense	-	-	-	-	(1,275)	(1,275)
Profit / (loss) for the period	**(2,851)**	**(20,640)**	**755**	**25,586**	**(2,031)**	**819**

Six months ended 30 June 2007	**London Market Business $'000**	**North American Business $'000**	**Continental European Reinsurance $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
Gross Premiums Written	1,888	(1,610)	7,745	-	-	8,023
Revenue						
Net insurance premium revenue	4,689	(2,226)	8,760	-	-	11,223
Fee income	-	186	1,771	-	-	1,957
Investment income	-	-	-	38,858	-	38,858
Net realised losses on financial assets	-	-	-	(1,120)	-	(1,120)
Total revenue	**4,689**	**(2,040)**	**10,531**	**37,738**	**-**	**50,918**
Expenses						
Net insurance claims	3,757	(13,656)	(4,922)	-	-	(14,821)
Acquisition costs	(3,750)	945	(2,031)	-	-	(4,836)
Other operating expenses	(11,193)	(7,684)	(6,128)	-	(2,167)	(27,172)
Restructuring costs	(518)	(277)	-	-	-	(795)
Total expenses	**(11,704)**	**(20,672)**	**(13,081)**	**-**	**(2,167)**	**(47,624)**
Results of operating activities	**(7,015)**	**(22,712)**	**(2,550)**	**37,738**	**(2,167)**	**3,294**
Finance costs	-	-	-	(13,532)	-	(13,532)

(Loss) / profit before income tax	**(7,015)**	**(22,712)**	**(2,550)**	**24,206**	**(2,167)**	**(10,238)**
Income tax expense	-	-	-	-	(725)	(725)
(Loss) / profit for the period	**(7,015)**	**(22,712)**	**(2,550)**	**24,206**	**(2,892)**	**(10,963)**

Year ended 31 December 2007	**London Market Business $'000**	**North American Business $'000**	**Continental European Reinsurance $'000**	**Alea Financial Services $'000**	**Non - allocated $'000**	**Total $'000**
Gross Premiums Written	2,690	(5,801)	15,794	-	-	12,683
Revenue						
Net insurance premium revenue	9,003	(4,189)	17,545	-	-	22,359
Fee income	-	138	1,811	-	-	1,949
Investment income	-	-	-	73,089	-	73,089
Net realised losses on financial assets	-	-	-	(1,310)	-	(1,310)
Net realised losses on sale of renewal rights	-	(1,880)	157	-	-	(1,723)
Total revenue	**9,003**	**(5,931)**	**19,513**	**71,779**	**-**	**94,364**
Expenses						
Net insurance claims	(15,264)	(41,741)	(22,151)	-	-	(79,156)
Acquisition costs	(4,910)	(2,070)	(3,299)	-	-	(10,279)
Other operating expenses	(14,624)	(25,186)	(13,544)	-	(6,388)	(59,742)
Restructuring costs	(1,245)	(326)	-	-	-	(1,571)
Total expenses	**(36,043)**	**(69,323)**	**(38,994)**	**-**	**(6,388)**	**(150,748)**
Results of operating activities	**(27,040)**	**(75,254)**	**(19,481)**	**71,779**	**(6,388)**	**(56,384)**

Finance costs	-	-	-	(21,696)	-	(21,696)
(Loss) / profit before income tax	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,388)**	**(78,080)**
Income tax expense	-	-	-	-	(100)	(100)
(Loss) / profit for the period	**(27,040)**	**(75,254)**	**(19,481)**	**50,083**	**(6,488)**	**(78,180)**

The Group had various intra-Group quota share arrangements between the following legal companies Alea (Bermuda) Ltd, Alea North America Insurance Company and Alea Europe Ltd. The impact of intra-Group quota share arrangements on operating result with regard to these legal entities are shown and explained below.

For the periods disclosed intra-Group quota share arrangements comprise a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda and a 70% quota share of Alea North America Insurance Company to Alea Bermuda.

The effects of all of these arrangements are detailed below:

Six months ended 30 June 2008	**Alea London Limited**	**Alea (Bermuda) Ltd**	**Alea North America Insurance Company**	**Alea Europe Ltd**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Net insurance premium revenue	(1,042)	599	(375)	9,737	8,919
Intercompany reinsurance	-	(712)	(46)	758	-
Net insurance premium revenue after intercompany reinsurance	(1,042)	(113)	(421)	10,495	8,919

Underwriting result [1]					
Before intercompany reinsurance	**(2,851)**	**(3,517)**	**(17,879)**	**755**	**(23,492)**
After intercompany reinsurance	**(3,125)**	**(12,193)**	**(14,166)**	**5,992**	**(23,492)**

Six months ended 30 June 2007	**Alea London Limited**	**Alea (Bermuda) Ltd**	**Alea North America Insurance Company**	**Alea Europe Ltd**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Net insurance premium revenue	4,689	392	(2,618)	8,760	11,223
Intercompany reinsurance	-	16,437	(16,387)	(50)	-
Net insurance premium revenue after intercompany reinsurance	4,689	16,829	(19,005)	8,710	11,223
Underwriting result [1]					
Before intercompany reinsurance	**(7,015)**	**(8,604)**	**(16,275)**	**(2,550)**	**(34,444)**
After intercompany reinsurance	**(3,693)**	**(20,496)**	**(10,689)**	**434**	**(34,444)**

Year ended 31 December 2007	**Alea London Limited**	**Alea (Bermuda) Ltd**	**Alea North America Insurance Company**	**Alea Europe Ltd**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Net insurance premium revenue	9,003	760	(4,949)	17,545	22,359
Intercompany reinsurance	-	16,265	(16,827)	562	-

Net insurance premium revenue after intercompany reinsurance	9,003	17,025	(21,776)	18,107	22,359
Underwriting result [1]					
Before intercompany reinsurance	**(27,040)**	**(30,520)**	**(49,242)**	**(19,638)**	**(126,440)**
After intercompany reinsurance	**(28,738)**	**(56,949)**	**(30,275)**	**(10,478)**	**(126,440)**

1 Results of operating activities excluding investment income, net realised gains on financial assets, net realised gains on sale of subsidiary and intangible assets and net realised gains on sale of renewal rights.

Secondary segment information - geographical analysis
The following provides an analysis of gross premiums written and of profit / (loss) before tax by location of legal entity accepting the risk.

Geographical analysis by location of legal entity

	Gross premiums written			Profit / (loss) before tax		
	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Bermuda	567	704	613	(3,971)	(14,654)	(43,011)
United Kingdom	(763)	1,936	2,593	4,528	5,929	(9,272)
United States	(2,601)	(2,315)	(6,415)	(10,356)	(8,786)	(28,214)
Switzerland	10,069	7,698	15,892	11,893	7,273	2,417
	7,272	8,023	12,683	2,094	(10,238)	(78,080)

Operating equity and shareholders' equity interests	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
Alea Europe Ltd	**169,195**	236,279	239,330
Alea (Bermuda) Ltd [1]	**162,227**	222,584	134,703
Alea North America Insurance Company	**185,232**	236,463	230,359
Amounts held in Holding Companies	**1,553**	20,542	(26,054)
Amounts held in non-insurance subsidiaries	**(1,672)**	(2,241)	(2,514)
	516,535	713,627	575,824
Amounts owed to credit institutions	**-**	(124,858)	(30,000)
Trust preferred securities	**(117,825)**	(117,744)	(117,785)
Shareholders' funds attributable to equity interests	**398,710**	471,025	428,039

[1] Alea London Limited is wholly owned by Alea (Bermuda) Ltd and has net assets as follows:

	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
Alea London Limited	**85,479**	93,005	81,827

5 Investment income

	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000

Financial assets - available for sale:

- Interest income from debt securities	**29,997**	33,751	67,070
Cash and cash equivalents interest income	**2,070**	5,107	6,019
	32,067	38,858	73,089

6 Net realised losses on financial assets

	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Realised gains on financial assets - available for sale	**2,237**	1,757	281
Realised losses on financial assets - available for sale	**(3,553)**	(2,877)	(1,591)
	(1,316)	(1,120)	(1,310)

7 Net realised losses on sale of renewal rights

	Alea London Limited $'000	Alea North America Insurance Company $'000	Alea Europe Limited $'000	Total $'000
Six months ended 30 June 2008	-	-	-	-

Six months ended 30 June 2007	-	-	-	-
Year ended 31 December 2007	-	(1,880)	157	(1,723)

The Group completed three renewal rights transactions in the fourth quarter of 2005. These were accounted for as net realised gains on sale of renewal rights which were recognised in the year ended 31 December 2005, and represented the Directors' valuation at fair value of the business sold. In determining the fair market value of renewal rights sales, the Board considered the prior production and growth of the businesses sold, external projections and a recent assessment of the businesses sold. The fair market value of the renewal rights is regularly evaluated by the Board based on available data.

Where necessary, amounts are charged or credited to the income statement to reflect any changes in the fair value which is based on the latest financial data available. These amounts reflect the discounted estimated future cash flows arising from specified percentages of applicable commissionable premiums written over the applicable period in accordance with sale contracts. In the six months ended 30 June 2008 a charge of $nil was recognised in respect of the renewal rights transactions (six months ended 30 June 2007: charge of $nil, year ended 31 December 2007: charge of $1.7 million).

Following the reassessments performed at each balance sheet date subsequent to 31 December 2005, the gains have been calculated as the fair value of consideration receivable ($54.4 million). The Group has received payments to 30 June 2008 of $23.0 million (30 June 2007: $22.4 million, 31 December 2007: $22.6 million). The remaining balance of $31.4 million (30 June 2007: $33.7 million, 31 December 2007: $31.8 million) is included within loans and receivables including insurance receivables and consists of $29.6 million owed by AmTrust and $1.8 million owed by Canopius. The non-current portion of the receivable at 30 June 2008 is $21.3 million (30 June 2007: $31.5 million, 31 December 2007: $29.6 million).

These amounts represent the Directors' best estimates of the risk adjusted future receipts discounted at 4.0%. These receipts are dependent upon the future levels of business generated on renewal in relation to the rights sold over differing time periods as specified in the sale contracts. A 10% deviation of the projected renewals would result in a change in receivable of $3.92 million.

The directors consider that the receivable is collectable based upon an assessment of the credit ratings of AmTrust and Canopius.

8 Restructuring costs

In 2005, the Group announced its intention to run-off all remaining property and casualty business. Those fixed assets not subject to renewal rights agreements and not required for the run-off operations were written down to their residual value. Redundancy costs have been incurred in Connecticut. A restructuring provision has been established for employees in London, Basel and Zug. This provision included estimated expenses for future redundancy payments for employees who cannot be redeployed in the new structure. The provision also contained estimated expenses with regards to onerous contracts. Onerous contracts are operating leases in respect of any premises that are expected to be vacated as part of the restructuring. The provision was established based on a run-off plan approved by the Board of Directors. Other costs are included in the claims handling provisions.

Six months ended 30 June 2008

	Alea London $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan	81	284	-	365
Total restructuring costs	**81**	**284**	**-**	**365**

Six months ended 30 June 2007

	Alea London $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Redundancy costs incurred in excess of the provision established based on run-off plan	518	277	-	795
Total restructuring costs	**518**	**277**	**-**	**795**

Year ended 31 December 2007

	Alea London	Alea North America	Alea	Total

			Europe	
	$'000	$'000	$'000	$'000
Redundancy costs incurred in excess of the provision established based on run-off plan	1,245	326	-	1,571
Total restructuring costs	**1,245**	**326**	**-**	**1,571**

9 Income tax expense/(credit)

	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Current tax expense/(credit)			
UK corporation tax	137	130	(5)
Foreign tax	43	521	1,002
Total current tax	180	651	997
Deferred tax	1,095	74	(897)
Total income tax expense	1,275	725	100

UK corporation tax was calculated at 30% until 31 March 2008. From 1 April 2008, the rate was reduced to 28% (2007: 30%) of the estimated assessable UK profit for the period.

Taxation for other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

10 Earnings per share

The calculation of the basic and diluted earnings per share is based on the following data:

Earnings	Six months ended 30 June 2008 $	Six months ended 30 June 2007 $	Year ended 31 December 2007 $
Earnings for the purposes of basic earnings per share being net profit/(loss) attributable to equity holders of the Company	**818,744**	(10,963,577)	(78,179,546)
Effect of dilutive potential ordinary shares:	-	-	-
Earnings for the purposes of diluted earnings per share	**818,744**	(10,963,577)	(78,179,546)

Number of shares	Six months ended 30 June 2008 Number	Six months ended 30 June 2007 Number	Year ended 31 December 2007 Number
Weighted average number of ordinary shares for the purposes of basic earnings per share	**173,776,703**	173,788,126	173,788,126
Effect of dilutive potential ordinary shares:			
- Restricted Stock Units	**27,820**	-	-
Weighted average number of ordinary shares for the purposes of diluted earnings per share	**173,804,523**	173,788,126	173,788,126

11 Property, plant and equipment

	Computer equipment and software $'000	Fixtures and office equipment $'000	Other $'000	Total $'000
;ost or Valuation				
ι t 1 January 2007	22,853	4,598	1,713	29,164
ιdditions	218	-	-	218
:xchange difference	276	5	(16)	265
)isposals	(165)	(50)	50	(165)
ιt 30 June 2007	23,182	4,553	1,747	29,482
ιdditions	156	220	53	429
:xchange difference	107	19	149	275
)isposals	(665)	(399)	(52)	(1,116)
ιt 31 December 2007	22,780	4,393	1,897	29,070
ιdditions	278	657	-	935
:xchange difference	456	48	217	721
)isposals	(784)	(557)	-	(1,341)
ιt 30 June 2008	**22,730**	**4,541**	**2,114**	**29,385**
ιccumulated depreciation .nd impairment				
ιt 1 January 2007	(18,590)	(2,569)	(1,607)	(22,766)
;harge for the period	(1,113)	(197)	(60)	(1,370)
:xchange differences	(253)	(5)	12	(246)
:liminated on disposals	160	-	-	160
ιt 30 June 2007	(19,796)	(2,771)	(1,655)	(24,222)
;harge for the period	(904)	(195)	(65)	(1,164)

:xchange differences	(104)	(7)	(143)	(254)
:liminated on disposals	663	394	-	1,057
ιt 31 December 2007	(20,141)	(2,579)	(1,863)	(24,583)
:harge for the period	(765)	(234)	(17)	(1,016)
:xchange differences	(437)	(38)	(234)	(709)
:liminated on disposals	784	552	-	1,336
ιt 30 June 2008	**(20,559)**	**(2,299)**	**(2,114)**	**(24,972)**
:arrying amount				
ιt 30 June 2008	**2,171**	**2,242**	**-**	**4,413**
ιt 31 December 2007	2,639	1,814	34	4,487
ιt 30 June 2007	3,386	1,782	92	5,260

All items of property, plant and equipment are considered to be non-current assets.

12 Insurance and reinsurance contracts

Insurance and reinsurance contracts are comprised of the following:

	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
Gross claims outstanding			
Provision for claims outstanding, reported and not reported	**1,435,532**	1,776,881	1,605,617
Discount	**(59,344)**	(95,584)	(67,541)
	1,376,188	1,681,297	1,538,076
Claims handling provisions	**11,051**	16,124	11,815
Total gross claims outstanding	**1,387,239**	1,697,421	1,549,891
Provision for unearned premiums on insurance contracts	**-**	659	-
Total insurance contracts	**1,387,239**	1,698,080	1,549,891

Aggregate excess reinsurance			
Provision for claims outstanding, reported and not reported	-	288,308	41,162
Discount	-	(5,486)	-
Net aggregate excess reinsurance	-	282,822	41,162
Other reinsurance			
Provision for claims outstanding, reported and not reported	**465,666**	538,601	508,651
Discount	**(2,715)**	(4,431)	(3,012)
Net other reinsurance	**462,951**	534,170	505,639
Total reinsurance			
Provision for claims outstanding, reported and not reported	**465,666**	826,909	549,813
Discount	**(2,715)**	(9,917)	(3,012)
Total reinsurers' share of claims outstanding	**462,951**	816,992	546,801
Provision for unearned premiums on reinsurance contracts	-	645	-
Total reinsurance contracts	**462,951**	817,637	546,801
Undiscounted claims outstanding, net of reinsurance	**980,917**	896,978	1,067,619
Discount	**(56,629)**	(85,667)	(64,529)
Claims outstanding net of reinsurance	**924,288**	811,311	1,003,090

Security held for aggregate excess reinsurance	**As at 30 June 2008 $'000**	**As at 30 June 2007 $'000**	**As at 31 December 2007 $'000**
Deposits received from reinsurers	-	45,246	41,162
Trust fund and LOC collateral available against aggregate excess contracts	-	232,970	-
Total collateral available against aggregate excess reinsurance recoverable	-	278,216	41,162

	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
Current assets	75,885	354,686	72,669
Non-current assets	387,066	462,951	474,132
Total reinsurance contracts	462,951	817,637	546,801

Current liabilities	259,969	310,841	424,653
Non-current liabilities	1,127,270	1,387,239	1,125,238
Total insurance contracts	1,387,239	1,698,080	1,549,891

Basis for establishing provision for claims outstanding

Loss reserves for reinsurance business are established based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries' judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different to prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed semi-annually and is reviewed by the Group's management.

13 Borrowings

The borrowings are repayable as follows:	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
On demand or within one year	-	125,000	-
In the second year	-	-	30,000
In the third to fifth years inclusive	-	-	-
After five years	120,000	120,000	120,000
Total borrowings	120,000	245,000	150,000
Less: Capitalised debt raising expenses	(2,174)	(2,398)	(2,215)
Total borrowings net of capitalised expenses	117,826	242,602	147,785

Analysis of borrowings:

	As at 30 June 2008 $'000	As at 30 June 2007 $'000	As at 31 December 2007 $'000
Amounts owed to credit institutions	-	125,000	30,000
Trust preferred securities	120,000	120,000	120,000
Total borrowings	120,000	245,000	150,000

Conditions attaching to amounts owed to credit institutions as at 1 January 2007
The three-year bank term loan of $200.0 million (of which $150.0 million had been drawn down) and the $50.0 million revolver carried an interest margin of 120 basis points, which was adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility was additionally subject to a commitment fee of 40% of the applicable margin.

These borrowings fell due for repayment in September 2007. On 19 April 2007, the Group repaid $25.0 million of the term loan and all of $50.0 million revolver using its cash reserves, leaving an outstanding amount of $125.0 million as at 30 June 2007. This outstanding amount was repaid using the $90.0 million term loan detailed below along with $35.0 million of cash reserves.

Conditions attaching to the term loan agreed 6 July 2007
The Group drew down the maximum aggregate commitment under this new term loan agreement of $90.0 million. This was due for repayment in three equal instalments of $30.0 million on 16 October 2007, 14 January 2008 and 18 July 2009. However, the Group made an optional prepayment of $60.0 million on 18 July 2007. The remaining loan of $30.0 million was repaid on 14 January 2008. It carried an interest margin of 200 basis points over LIBOR.

Trust preferred securities
In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company ('AHUSCO'), of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years. AHUSCO may not optionally redeem the Debentures and thereby retire the trust preferred securities until the interest payment date following the fifth anniversary of issue. The earliest call date is 15 March 2010 for the first issue and 15 June 2010 for the second and third issues. The holders of the Debentures may not call the Debentures prior to their maturity dates.

14 Provisions

	Restructuring Provision $'000

At 1 January 2007	5,241
Utilisation of provision due to onerous contracts	(907)
Utilisation of provision due to severance payments	(285)
Exchange difference	15
At 30 June 2007	4,064
Utilisation of provision due to onerous contracts	(1,541)
Utilisation of provision due to severance payments	(142)
Severance participation received due to sale of renewal rights	310
Exchange difference	146
At 31 December 2007	2,837
Utilisation of provision due to onerous contracts	**(136)**
Utilisation of provision due to severance payments	**(468)**
Exchange difference	**177**
At 30 June 2008	**2,410**

For further details regarding the restructuring costs see note 8.

At 30 June 2008	
Current liabilities	**1,664**
Non-current liabilities	**746**
	2,410

At 30 June 2007	
Current liabilities	1,654

Non-current liabilities	2,410
	4,064

At 31 December 2007	
Current liabilities	1,955
Non-current liabilities	882
	2,837

15 Consolidated statement of changes in equity

Attributable to equity holders of the Company

	Share capital	Share premium	:apital reserve	Revaluation reserve [1]	Hedging and ınslation reserves [2]	Retained earnings	Share-based yment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2008	1,738	629,668	75,381	(10,385)	13,925	(283,154)	866	428,039
Profit of the period						819		819
Revaluation on available for sale investments - gross				(32,802)				(32,802)
Revaluation on available for sale investments - tax				1,030				1,030
Movement in share-based payment reserve							(83)	(83)
Translation gains - gross					1,707			1,707
Translation gains - tax					-			-
As at 30 June 2008	1,738	629,668	75,381	(42,157)	15,632	(282,335)	783	398,710

Attributable to equity holders of the Company

	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share-based ıyment ıserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
As at 1 January 2007	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141
Loss of the period						(10,963)		(10,963)
Revaluation on available for sale investments - gross				(5,716)				(5,716)
Revaluation on available for sale investments - tax				-				-
Movement in share-based payment reserve							(96)	(96)
Translation gains - gross					3,659			3,659
Translation gains - tax					-			-
As at 30 June 2007	1,738	629,668	75,381	(29,413)	8,964	(215,937)	624	471,025

Attributable to equity holders of the Company

	Share capital	Share premium	Capital reserve	Revaluation reserve [1]	Hedging and translation reserves [2]	Retained earnings	Share-based ayment reserve	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000

As at 1 January 2007	1,738	629,668	75,381	(23,697)	5,305	(204,974)	720	484,141
Loss of the period						(78,180)		(78,180)
Revaluation on available for sale investments - gross				14,342				14,342
Revaluation on available for sale investments - tax				(1,030)				(1,030)
Movement in share-based payment reserve							146	146
Translation gains - gross					8,620			8,620
Translation gains - tax					-			-
As at 31 December 2007	1,738	629,668	75,381	(10,385)	13,925	(283,154)	866	428,039

1 The revaluation reserve is a component of shareholders' equity that is used to record the difference between the market value of available for sale investments carried on the balance sheet and the amortised cost of those assets. Unrealised gains and losses arising when the market value is compared with the amortised cost of the assets are taken to this reserve.

2 Movements in the unrealised gains and losses arising from the translation of the Group's assets and liabilities denominated in functional currencies of the Group are shown in the hedging and translation reserve.

16 Share capital

	Number '000s	$'000
At 1 January 2007	173,788	1,738

At 30 June 2007	**173,788**	**1,738**
At 31 December 2007	**173,788**	**1,738**
Cancellation of shares	(19)	-
At 30 June 2008	**173,769**	**1,738**

17 Cash used in operations

	Six months ended 30 June 2008 $'000	Six months ended 30 June 2007 $'000	Year ended 31 December 2007 $'000
Profit/(loss) for the period	819	(10,963)	(78,180)
Adjustments for:			
- tax expense	1,275	725	100
- depreciation	1,016	1,370	2,534
Net cash flows for the period transferred to investing activities	(24,415)	(29,264)	(55,380)
Loss/(profit) on sale of property, plant and equipment	4	(12)	(16)
Debt interest expense	4,044	10,976	18,184
Loss/(profit) on foreign exchange	1,824	(8,381)	(4,388)
Change in operating assets and liabilities (excluding the effect of acquisitions and exchange differences on consolidation)			
Net decrease in insurance liabilities	(236,197)	(236,938)	(444,459)
Net decrease in reinsurance assets	118,595	36,216	332,392
Net decrease in loans and receivables	40,379	94,069	179,495

Net decrease in other operating liabilities	(63,882)	(88,685)	(191,192)
Net movement in share-based payment reserve	(83)	(96)	146
Cash used in operations	(156,621)	(230,983)	(240,764)

18 Contingent liabilities

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001.

In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, at 30 June 2008, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 42.9 million Canadian Dollars ($42.5 million) and the maximum in relation to any one insurer 20.8 million Canadian Dollars ($20.6 million).

Regulatory matters
In connection with a periodic market conduct examination, the California Department of Insurance has disputed certain fees collected from policyholders by two agents of one of the Group's subsidiaries. The Group disagrees with the Department's position, but is cooperating to audit these fee arrangements. The agreements with the agents involved have been terminated. It is not possible to predict the impact of this dispute on the Group's financial results.

Company contingent liabilities
In 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees were in addition to the pre-existing guarantees already in place between certain subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees required that the Company make funds available to the insurance operating entities to allow the entities to fulfil their insurance or reinsurance obligations to the client / customer incurred while the guarantee remained in effect. The Group terminated all top down and other intra-Group guarantees

effective 30 November 2006.

Kohlberg Kravis Roberts & Co., L.P./Fisher Capital Corp. L.L.C.
At 30 June 2007, certain parties related to Kohlberg Kravis Roberts & Co., L.P. owned in excess of 40% of the Company's issued shares. In connection with that ownership, the Company had in place certain relationship, management rights, shareholder and advisory fee agreements, as amended with Kohlberg Kravis Roberts & Co., L.P., KKR 1996 Fund (Overseas), Limited Partnership, KKR Partners (International), Limited Partnership and Fisher Capital Corp. L.L.C. These agreements were further described in the Company's Listing Particulars dated 14 November 2003 and provided for annual advisory fees of $750,000 payable to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 payable to Fisher Capital Corp. L.L.C., also a shareholder. In connection with negotiations pertaining to acquisition of control of the Company by FIN Acquisition Limited, Kohlberg Kravis Roberts & Co., L.P. and Fisher Capital Corp. LLC agreed to waive payment of these fees for the period commencing 1 April 2007. These agreements were terminated effective 5 July 2007 in connection with the acquisition of control of the Company by FIN Acquisition Limited. As at 30 June 2008 the balance due under these arrangements was $Nil (30 June 2007: $Nil). Certain of the Company's former Directors held interests in these entities as described in the Directors' Report included within the Annual Report 2006.

Fortress Investment Group
At 30 June 2008, certain parties related to Fortress Investment Group owned 72.41% of the Company's issued shares. Effective 1 October 2007 the Company put in place an amended and restated advisory fee agreement with FIG LLC, a Fortress affiliate ("Fortress"), under which the Company has agreed to pay Fortress $1,000,000 per year, payable quarterly in arrears, for advisory services. At 30 June 2008, Fortress had received $250,000. As at 30 June 2008 the outstanding balance due under these arrangements was $250,000. The Fortress Directors' beneficial interests in common shares of the Company as at 30 June 2008 were as follows:

Name of Director	Number of common shares
Robert I Kauffman[1]	125,826,832
Randal A Nardone[1]	125,826,832

[1] Robert Kauffman and Randal Nardone are members of the Joint Investment Committee formed pursuant to the terms of a Joint Investment

Committee Agreement ("JICA") by and among FIG Corp., Fortress Investment Group LLC (the direct parent of FIG Corp. "Fortress"), Fortress Operating Entity I LP, Fortress Operating Entity II LP, Messrs Kauffman, Nardone, Peter L. Briger Jr., Wesley R. Edens and Michael R. Novogratz. Under the terms of the JICA, each other party to the Joint Investment Committee Agreement has delegated all power to control, to direct or to cause the direction of the management and policies of the Company to Messrs Kauffman, Nardone and Edens. As such Messrs Kauffman and Nardone are interested in the 125,826,832 common shares owned by FIN Acquisition Limited, an indirect wholly-owned subsidiary of Fortress.

In connection with services involving potential acquisition opportunities in the property and casualty insurance sector that may be performed by Mark Cloutier, an executive director of the Company, Mr Cloutier entered into a consultancy agreement effective 1 October 2007 with Fortress Capital Finance III (A) LLC, a Fortress affiliate, whereby he would be paid $2,000 per day spent on such activities plus a discretionary bonus. At 30 June 2008, $Nil had been paid or accrued under this arrangement.

Investment Management
Fortress Fund IV Advisor LLC ("FFIVA"), a Fortress affiliate, provides investment management services to the Company and certain of its subsidiaries pursuant to investment management agreements. FFIVA is paid a flat service fee of 11 basis points per annum on the total asset value of the assets under management, payable quarterly in arrears. At 30 June 2008, FFIVA had approximately $117.9 million in assets under management.

Loans to officers
Loans to officers were offered in connection with their purchase of Company shares and are interest bearing, full recourse and made on consistent terms as those to other employees.

As at 30 June 2008 the Group had received repayment of all loans made to key management personnel and had loans to key management personnel, in aggregate principal amounts of $Nil (30 June 2007: $39,998). The number of key management personnel that had outstanding loans at 30 June 2008 was Nil (30 June 2007: 1). Key management personnel are as described below.

Key management personnel
The Group considers its key management personnel to include its Directors and those members of management reporting directly to its Executive Director that have executive management responsibility for Group-wide operations.

Remuneration of key management personnel
The remuneration of the Directors and those members of management reporting directly to its Executive Directors that have executive management responsibility for Group-wide operations, who are the key management personnel of the Group, is set out below in aggregate for each of the categories specified in IAS 24 Related Party Disclosures. For the period ended 30 June 2008 this included 7 individuals (2007: 9).

	Six months ended 30 June 2008	Six months ended 30 June 2007	Year ended 31 December 2007
	$	$	$
Short-term employee benefits	**1,636,623**	1,103,518	6,512,367
Post-employment benefits	**46,624**	56,417	62,250
Other long-term benefits	**Nil**	Nil	Nil
Termination benefits	**271,112**	125,620	127,244
Share-based payment	**Nil**	Nil	Nil
Total	**1,954,359**	1,285,555	6,701,861

Key management personnel employment and retention contracts
Members of the Group have entered into employment and retention contracts with Executive Directors and/or certain members of key management, in each case taking into account the practices in the jurisdiction where the Group operates. Compensation and termination benefits in the table above include amounts paid in 2007 and 2008 to Executive Directors and certain members of key management under (and if applicable, settlement of) such contracts, to the extent not reported in earlier periods.

Share and loan transactions with members of key management

Mark Cloutier

Mr Cloutier was awarded 140,647 restricted stock units on 19 June 2008. These restricted stock units were awarded pursuant to Part C of the Alea Group Executive Option and Stock Plan. The restricted stock units were priced in accordance with the terms of the Plan. The Restricted Stock Units will vest 33% on 31 December 2008 and 2009, respectively, and the remainder will vest on 31 December 2010 and are not subject to financial performance requirements.

Kirk Lusk

Mr Lusk was granted a $49,998 loan in connection with the common share purchase program, bearing interest at 4.1625% and repayable in instalments of 20% each 31 August, commencing in 2005. The Board approved a deferral of principal repayment on Mr Lusk's loan in 2005. In October 2006, Mr Lusk paid the 2006 principal instalment of $10,000 on this loan plus accrued interest of $2,118 through the instalment payment date. In September 2007, Mr Lusk repaid the full principal balance of his loan and accrued interest with the proceeds of the tender of his shares to FIN Acquisition Limited.

Carl Speck

Mr Speck received an advance in the amount of $8,000 from a subsidiary of the Company in payment of advance rental due to his landlord in the United States as a result of his relocation to the United States at the Company's request. This amount is repayable on demand. In addition the Company has paid a rental deposit of $16,000 on behalf of Mr Speck that is due back at the end of the lease. These amounts were paid under a residential lease between Mr Speck and his landlord that was co-signed by a subsidiary of the Company.

Mr Speck was awarded 140,647 restricted stock units on 19 June 2008. These restricted stock units were awarded pursuant to Part C of the Alea Group Executive Option and Stock Plan. The restricted stock units were priced in accordance with the terms of the Plan. The Restricted Stock Units will vest 33% on 31 December 2008 and 2009, respectively, and the remainder will vest on 31 December 2010 and are not subject to financial performance requirements.

George Judd

Mr Judd was awarded 140,647 restricted stock units on 19 June 2008. These restricted stock units were awarded pursuant to Part C of the Alea Group Executive Option and Stock Plan. The restricted stock units were priced in accordance with the terms of the Plan. The Restricted Stock Units will vest 33% on 31 December 2008 and 2009, respectively, and the remainder will vest on 31 December 2010 and are not subject to financial performance requirements.

INDEPENDENT REVIEW REPORT TO ALEA GROUP HOLDINGS (BERMUDA) LTD

Introduction

We have been engaged by the Company to review the condensed set of consolidated financial statements in the half-yearly financial report for the six months ended 30 June 2008 which comprises the income statement, the balance sheet, the cash flow statement, the statement of recognised income and expense and related notes 1 to 19. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with International Standard on Review Engagements 2410 issued by the United Kingdom Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The half-yearly financial report is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

As disclosed in note 2, the annual financial statements of the Group are prepared in accordance with International Financial Reporting Standards. The condensed set of financial statements included in this half-yearly financial report has been prepared

in accordance with International Accounting Standard 34, "Interim Financial Reporting".

Our responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 and the Disclosure and Transparency Rules of the United Kingdom Financial Services Authority.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditor

27 August 2008

London, UK

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Regulatory Announcement

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Company	Alea Group Holdings
TIDM	ALEA
Headline	Directorate Change
Released	07:00 29-Jul-08
Number	3729Z07

RNS Number : 3729Z
Alea Group Holdings(Bermuda) Ltd
29 July 2008

29 July 2008

Alea Group Holdings (Bermuda) Ltd ("Alea" or the "Company")

Directorate Changes

HAMILTON, Bermuda - Alea announces the resignation of Gregory Share as a non-executive director of the Company with effect from 28 July 2008.

Alea is pleased to announce the appointment of Constantine Darras as a non-executive director of the Company with effect from 28 July 2008. Mr. Darras is a managing director of Fortress Investment Group LLC.

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For further information, please contact:

Sheel Sawhney +1 860 258 6524

Financial Dynamics +44 20 7269 7114

Robert Bailhache
Nick Henderson

This information is provided by RNS
The company news service from the London Stock Exchange

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